82-5 1

05011913

TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

October 17, 2005

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 18 2005 WASH, D.C. 185 SECTION

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation on CCN Matthews on October 17, 2005. The news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

10/20

TransCanada
In business to deliver

NewsRelease

TransCanada to Invest in $4.25 Billion Bruce Power Restart and Increase Its Interest in Bruce A

CALGARY, Alberta – October 17, 2005 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation (TransCanada) announced today that Bruce Power and the Ontario Power Authority (OPA), a Crown Corporation of the Province of Ontario, have entered into a long-term agreement under which Bruce Power will restart the currently idle Units 1 and 2, extend the operating life of Unit 3 by replacing its steam generators and fuel channels when required and replace the steam generators on Unit 4. The capital program for the restart and refurbishment work is expected to total approximately $4.25 billion. TransCanada's share is expected to be approximately $2.125 billion.

As a result of today's agreement between Bruce Power and the OPA, and Cameco Corporation's decision not to participate in the Bruce A restart and refurbishment program, a new partnership has been created. The newly formed Bruce Power A Limited Partnership (BALP) will sublease the Bruce A facilities, which are composed of Units 1 to 4, from Bruce Power. Upon closing, the effect of these transactions is that TransCanada and BPC Generation Infrastructure Trust will each incur a net cash outlay of approximately $100 million and each will own a 47.4 per cent interest in BALP. The Power Workers' Union and The Society of Energy Professionals will own the remaining 5.2 per cent. Day-to-day operations at the Bruce facility will be unaffected by these changes. Through its interest in the ongoing Bruce Power LP, TransCanada retains its 31.6 per cent share of the Bruce B facilities, which are composed of Units 5 to 8.

The agreement and the completion of the above transactions are dependent upon the receipt of a favourable income tax ruling from the Canada Revenue Agency.

"The Bruce Power restart and refurbishment represents a cost-competitive, long-term solution to help meet Ontario's power needs and is an attractive, long-term growth opportunity for TransCanada," said TransCanada's chief executive officer, Hal Kvisle. "The restart agreement is the result of months of due diligence, hard work and independent research by all parties. The agreement has been carefully structured to share risks and rewards and is fully consistent with TransCanada's disciplined and prudent approach to growth."

BALP expects to invest approximately $4.25 billion to complete the restart and refurbishment of the four Bruce A units. TransCanada's $2.125 billion share will be financed through capital contributions from TransCanada over the period of 2005-2011. "Growing our Bruce Power investment is one way TransCanada is using its stable financial position and strong cash flow, including distributions from Bruce Units 3 through 8, to pursue growth opportunities and investments in North American energy infrastructure," said Mr. Kvisle.

Work to restart Units 1 and 2 will begin immediately with the first unit expected to be online in 2009, subject to approval by the Canadian Nuclear Safety Commission (CNSC). Restarting Units 1 and 2, which have a capacity of approximately 1,500 megawatts (MW), will boost Bruce Power's output to more than 6,200 MW.

Highlights of the agreements between Bruce Power and the OPA include:

Bruce A

- BALP expects to restart the first of Units 1 and 2 by the end of 2009, replace steam generators in Unit 4 in 2007 and refurbish Unit 3 beginning in 2010.
- BALP will be paid a Reference Price of $57.37/MWh for all of the output from Bruce A. In addition, fuel costs will be passed through to the OPA. The Reference Price and current fuel costs total approximately $63/MWh.
- The Reference Price will be adjusted annually for changes in the Consumer Price Index (CPI).
- A capital cost risk and reward sharing schedule for BALP and the OPA is in place for spending below or above the $4.25 billion base case estimate of Bruce A restart and refurbishment capital costs.
- Based on a range of assumptions, including capital cost outcomes, operating results and changes in CPI, the unlevered after tax return is expected to be between 9.5 per cent and 13.5 per cent.

Bruce B

- Electricity from Bruce B will continue to be sold into the Ontario spot market and to various customers under fixed-priced contracts. Upon close of the agreement, the OPA will provide a $45/MWh floor price that will be adjusted annually for changes in CPI.

For further detail on the terms of the restart and refurbishment agreements between BALP and the OPA, please refer to the attached backgrounder. A copy of the agreement and other related information is expected to be available later today on the Ontario Ministry of Energy website - www.energy.gov.on.ca.

Analyst/Media Teleconference Dial-in and Webcast Information

TransCanada will hold a teleconference today at 10 a.m. (Mountain) / 12 p.m. (Eastern) to discuss details of this announcement. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-387-6216 or 416-405-9328 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A live audio and slide presentation webcast of the teleconference will also be available at www.transcanada.com.

The conference will begin with a brief address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow. A replay of the teleconference will be available two hours after the conclusion of the call until midnight Oct. 24, 2005 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering pass code 3165139. The webcast will be archived and available for replay.

Note: All financial figures are in Canadian dollars unless noted otherwise.

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure. TransCanada's network of approximately 41,000 kilometres (25,600 miles) of pipeline transports the majority of Western Canada's natural gas production to key Canadian and U.S. markets. With today's announcement, TransCanada now owns, or has interests in, approximately 6,000 megawatts of power generation in Canada and the United States. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Backgrounder - Highlights of the agreements between Bruce Power and the OPA:

Timing	• BALP expects to restart the first of Units 1 and 2 by the end of 2009, replace steam generators in Unit 4 in 2007, and refurbish Unit 3 beginning in 2010.
Bruce A Pricing	• Upon close of the agreement, BALP will sell all of the output from Bruce A into the Ontario spot market. A Reference Price of $57.37/MWh (a price net of fuel costs, which will be passed through to the OPA), will be used to determine payments between the OPA and BALP. The Reference Price and current fuel costs total approximately $63/MWh. • When the market spot price is below the Reference Price, the OPA will make payments to BALP. These payments will be equal to the difference between spot price and the Reference Price. • When the market spot price is greater than the Reference Price, BALP will pay the OPA the

	difference between spot price and the Reference Price.
Escalation	• The Reference Price will change with the Consumer Price Index (CPI) when CPI escalates between 0% and 2.5%. If CPI is greater than 2.5%, the price will be escalated at 2.5% + 0.6 times the difference between actual CPI and 2.5%. If CPI is below zero, the price will be reduced by 0.6 times the difference between zero and actual CPI. • The price adjustment for CPI will take place annually on April 1.
Bruce B Pricing	• Electricity from Bruce B will continue to be sold into the Ontario spot market and to various customers under fixed-priced contracts. Upon close of the agreement, the OPA will provide a $45/MWh floor price for Bruce B output. This price changes with CPI in the same manner as the Bruce A Reference Price.
Capital Costs	• The agreement is based on the following estimated capital costs: o Units 1 & 2 refurbishment - $2.75 billion o Unit 3 refurbishment - $1.15 billion o Unit 4 Steam Generator replacement - $350 million
Capital Cost Risk and Reward Sharing	• A capital cost risk and reward sharing schedule for BALP and the OPA is in place for spending below or above Bruce A restart and refurbishment estimates. • BALP and the OPA, through adjustments in the Reference Price, share responsibility for capital costs that are above or below $4.25 billion as follows: o 50/50 for cost overruns of up to $618 million and 75/25 for any additional cost overruns in the four unit restart and refurbishment program. o 50/50 of the benefit if costs are up to $240 million less than expected and 75/25 on the next $150 million of savings. • In addition, the Bruce A Reference Price is also adjusted for changes of +/- $200 million in the estimated capital cost to refurbish Unit 3 if those changes have been identified prior to the start of the project. • BALP or the OPA can exclude the refurbishment of Unit 3 from the agreement if the cost estimate prior to the start of the project exceeds the base forecast of $1.15 billion by more than approximately $500 million.

FORWARD-LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Kurt Kadatz/Jennifer Varey	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta	(403) 920-7911